EXHIBIT 99.1

FirstService Declares Quarterly Cash Dividend on Common Shares

TORONTO, Dec. 06, 2017 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) ("FirstService") announced today that its Board of Directors has declared a quarterly cash dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares of the Company (together, the "Common Shares") of US$0.1225 per Common Share. The dividend is payable on January 5, 2018 to holders of Common Shares of record at the close of business on December 29, 2017. The dividend on Common Shares is an "eligible dividend" for Canadian income tax purposes.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $1.5 billion in annual revenues and has more than 17,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol "FSV".

For the latest news from FirstService Corporation, visit www.firstservice.com

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500